Exhibit 1
FOR IMMEDIATE RELEASE
(NYSE: ACP)

(OTCBB: NEGI)
AMERICAN REAL ESTATE PARTNERS, L.P. AND NATIONAL ENERGY GROUP, INC. ANNOUNCE SIGNING OF MERGER AGREEMENT
MOUNT KISCO, NY and DALLAS, TX — December 7, 2005 — American Real Estate Partners, L.P. (“AREP”) and National Energy Group, Inc. (“NEG”) today announced the signing of a merger agreement, pursuant to which NEG will be merged into an affiliate of AREP Oil & Gas LLC. AREP Oil & Gas, which is a wholly owned indirect subsidiary of AREP, is the owner of 50.1% of NEG’s common stock.
In July 2005, NEG’s board of directors formed a Special Committee consisting of an independent disinterested member to evaluate and make recommendations with respect to the potential merger. The Special Committee appointed Energy Spectrum Advisors, Inc. as its financial advisor and Bracewell & Giuliani LLP as its legal counsel. Energy Spectrum delivered a fairness opinion in connection with the Special Committee’s evaluation of the merger agreement. Following extensive review, the Special Committee recommended to NEG’s board of directors that the board approve the merger. Following the adoption and approval of the agreement by the board of directors of NEG, AREP Oil & Gas delivered to NEG a written consent approving the agreement.
In the merger, the current holders of NEG common stock (including AREP Oil & Gas) will receive shares of common stock of a new oil and gas company (“Newco”). The transaction, which is conditioned upon the consummation of an initial public offering of common stock by Newco, will terminate if the offering has not closed on or prior to December 1, 2006.
Giving effect to the merger, but without taking into account the issuance of Newco common stock in the offering, each of the holders of NEG common stock (including AREP Oil & Gas) will receive shares in Newco representing, in the aggregate, a 7.990% economic interest in the entire equity of a combination or consolidation of entities which will include 100% of the equity interests in each of NEG, AREP Oil & Gas, National Onshore LP (formerly TransTexas Gas Corporation) and National Offshore LP (formerly Panaco, Inc.), including the recently acquired Minden Field assets. The minority stockholders of NEG will receive, in exchange for their NEG common stock, Newco common stock representing 3.987% of such economic interest and AREP Oil & Gas will receive, in exchange for its NEG common stock, Newco common stock representing the remaining 4.003% economic interest.
The public offering of Newco shares will result in the proportionate reduction of the economic interests to be received by NEG stockholders as a result of the merger. The economic interests to be received by NEG stockholders as a result of the merger are based on the assumption that the combined or consolidated entities will have net indebtedness of approximately $500 million at the time of the merger and are subject to adjustment to the extent that the actual amount of net indebtedness at such time is less than or greater than $500 million.
National Onshore LP and National Offshore LP are currently wholly owned subsidiaries of AREP Oil & Gas that are engaged in the exploration, production and transmission of oil and gas in the continental United States and the Gulf of Mexico.
The preceding is a brief summary of certain provisions of the merger agreement, the full text of which is being filed with the SEC as an exhibit to Form 8-K filings by AREP and NEG. Reference is made to such filings for a more detailed description of the transactions.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which the offer, solicitation or sale of securities would be unlawful. Any offers, solicitations of offers to buy, or any sales of securities will only be made in accordance with the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. This announcement is being issued pursuant to and in accordance with Rule 135 under the Securities Act.
American Real Estate Partners, L.P., a master limited partnership, is a diversified holding company engaged in a variety of businesses. AREP’s businesses currently include home fashion; gaming; oil and gas exploration and production; and real estate.
National Energy Group, Inc. is a Dallas, Texas based company.
This release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of AREP and its subsidiaries. Among these risks and uncertainties are risks related to our home fashion operations, including changes in the availability and price of raw materials, changes in customer preferences and changes in transportation costs and delivery times; risks related to our casino gaming and associated hotel, restaurant and entertainment operations, including the effects of regulation, substantial competition, rising operating costs and economic downturns; risks related to oil and gas exploration and production operations, including costs of drilling, completing and operating wells and the effects of regulation; risks related to our real estate activities including the extent of any tenant bankruptcies and insolvencies, our ability to maintain tenant occupancy at current levels, our ability to obtain, at reasonable costs, adequate insurance coverage, competition for investment properties, and other risks and uncertainties detailed from time to time in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

This press release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any such projections or statements reflect NEG’s current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in NEG’s periodic reports filed with the Securities and Exchange Commission.